Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

August 21, 2014

VIA EDGAR TRANSMISSION

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Avolon Holdings Limited
Amendment No. 2 to
Registration Statement on Form F-1
File No. 333-196620

Dear Ms. Long:

On behalf of our client, Avolon Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 7, 2014, relating to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-1 of the Company (File No. 333-196620) (the “Registration Statement”), filed with the Commission on July 25, 2014. We are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). The changes reflected in Amendment No. 2 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of Amendment No. 2, including copies marked to show the changes from Amendment No. 1.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

Avolon Investments S.à r.l. Financial Statements for the Year Ended December 31, 2013 Consolidated Balance Sheets, page F-7

1.	We note the revisions you made in response to comment 32 from our letter dated July 3, 2014. Please revise to provide the information in the same order your balance sheet information is presented.

The Company has revised the disclosure on page F-7 in response to the Staff’s comment.

Consolidated Statements of Cash Flows, page F-10

2.	As indicated in your response to prior comment 33 from our letter dated July 3, 2014, we note that you intend to reclassify the changes in restricted cash from investing cash flows to financing cash flows on a prospective basis beginning with your June 30, 2014 quarterly financial statements. Prior periods will be reclassified as well and a footnote will be provided to explain the reclassification. We believe this reclassification should be presented in an amendment prior to the effectiveness of this registration statement. Please advise or revise accordingly.

The Company has revised the disclosure on pages 11, 51, 52, F-10 and F-12 in response to the Staff’s comment. The June 30, 2014 financial statements included in Amendment No. 2 reflect the correction in classification.

(1) Summary of Significant Accounting Policies, page F-11

(f) Flight Equipment, page F-12

3.	We have reviewed your response to prior comment 35 from our letter dated July 3, 2014. We note that you purchased 39 aircraft in 2011, 38 aircraft in 2012, 26 aircraft in 2013 and seven aircraft during the three months ended March 31, 2014. Please tell us how many of these aircraft were subject to lease upon acquisition and quantify for us the purchase price of those aircraft.

The Company acquired 39 aircraft in 2011, all of which were subject to a lease upon acquisition. The aggregate purchase price for these aircraft was US$1,522 million.

The Company acquired 38 aircraft in 2012, all of which were subject to a lease upon acquisition. Four of these aircraft were ordered directly from the manufacturer, with the Company arranging leases with airlines to commence from the delivery of the aircraft from the manufacturer. The aggregate purchase price for these 38 aircraft was US$1,550 million.

The Company acquired 26 aircraft in 2013, all of which were subject to a lease upon acquisition. Thirteen of these aircraft were ordered directly from the manufacturer, with the Company arranging leases with airlines to commence from the delivery of the aircraft from the manufacturer. The aggregate purchase price for these 26 aircraft was US$1,281 million.

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

The Company acquired 20 aircraft during the six months ended June 30, 2014, all of which were subject to a lease upon acquisition. Three of these aircraft were ordered directly from the manufacturer, with the Company arranging leases with airlines to commence from the delivery of the aircraft from the manufacturer. The aggregate purchase price for these 20 aircraft was US$441 million.

(s) Net gain on disposal of flight equipment, page F-16

4.	We note your revised disclosures provided in response to prior comment 34 from our letter dated July 3, 2014. As disclosed on page 54, please clarify, if true, that substantially all of the risks and rewards of ownership pass to the new owner when title to the aircraft transfers.

The Company has revised the disclosure on pages 57 and F-17 in response to the Staff’s comment.

5.	As indicated in Note (q) Flight Equipment Maintenance, we note that when flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the balance sheet and recognized as part of the net gain on disposal of flight equipment. Please expand your discussion herein to so clarify.

The Company has revised the disclosure on page F-17 in response to the Staff’s comment.

(q) Flight Equipment Maintenance, page F-15

6.	We have reviewed your response to prior comment 40 from our letter dated July 3, 2014. We appreciate that you are unable to reliably estimate whether any end-of-lease payments will be required or the amount of any such payments until such lease expires. We also understand that you have not had any leases expire as of December 31, 2011, 2012 and 2013 and therefore have not incurred any end-of-lease expenses. Your accounting policy states you recognize the payments of end-of-lease adjustments as leasing expenses when paid, as opposed to accruing for these expenses once you determine you are obligated to make an end-of-lease payment and can reasonably estimate the amount of such payment. Please advise or revise your accounting policy accordingly.

The Company has revised the disclosure on pages 70 and F-16 in response to the Staff’s comment.

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

(13) Earnings Per Share, page F-29

(14) Share Capital, page F-30

7.	We have reviewed your responses to prior comments 44 and 48 from our letter dated July 3, 2014 and have the following additional comments.

•	The Company elected an accounting policy whereby the entire periodic adjustment to the carrying amount of each class is viewed as being akin to a dividend and, thus, should be reflected in EPS. Please identify the accounting literature which you are relying on.

•	You continue to indicate that basic earnings per share (EPS) is calculated by dividing income available to common stockholders by the weighted average of the Company’s ordinary shares outstanding for each class of shares after accretion of earnings to all classes of shares. Please clarify what you mean by “after accretion of earnings to all classes of shares.” In this regard, it does not appear that your tabular presentation in Note 13 reflects your statement regarding your earnings per share calculation. For each period presented, please provide us with your computations of earnings per share for each class of stock.

•	Please better explain how you determined the accretion of earnings for each class of stock. While we note that the accretion of earnings is based upon the distribution rights of each class in the event of a liquidation or distribution, it is unclear how you determined the actual accretion amounts for each class for each period presented. Please provide us with more information concerning the nature of the distribution rights as well as the calculations you prepared for each class of stock.

The Company has three classes of shares, Class A, Class B and Class C, that participate in dividend distributions in accordance with the terms of the Company’s Articles of Association. Accordingly, the Company is required to apply the two-class method to compute earnings per share under ASC 260.

As disclosed in note 14, each share class is considered to be currently redeemable because the Class B shareholders can compel the Company to repurchase and cancel their Class B shares by virtue of their representation on the Board of Directors. Since the Company does not believe that the redeemable amount of each class of shares represents fair value pursuant to ASC 820, Fair Value Measurement, it followed the guidance in ASC 480-10-S99-3A, paragraph 21, which states:

[W]hen a class of common stock is redeemable at other than fair value, increases or decreases in the carrying amount of the redeemable instrument should be reflected in earnings per share using the two-class method.

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

The two-class method of computing earnings per share is addressed in Section 260-10-45. The SEC staff believes that there are two acceptable approaches for allocating earnings under the two-class method when a common stock instrument is redeemable at other than fair value. The registrant may elect to: (a) treat the entire periodic adjustment to the instrument’s carrying amount (from the application of paragraphs 14–16) as being akin to a dividend or (b) treat only the portion of the periodic adjustment to the instrument’s carrying amount (from the application of paragraphs 14–16) that reflects a redemption in excess of fair value as being akin to a dividend. Under either approach, decreases in the instrument’s carrying amount should be reflected in the application of the two-class method only to the extent they represent recoveries of amounts previously reflected in the application of the two-class method.

The Company elected an accounting policy whereby the entire periodic adjustment to the carrying amount of each class of shares is viewed as being akin to a dividend.

The extract from ASC 260-10-45-60B below sets out how to apply the two-class method:

a. Income from continuing operations (or net income) shall be reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period (for example, unpaid cumulative dividends). Dividends declared in the current period do not include dividends declared in respect of prior-year unpaid cumulative dividends. Preferred dividends that are cumulative only if earned are deducted only to the extent that they are earned.

b. The remaining earnings shall be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security shall be determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

Accordingly, in computing EPS for each class of shares, the Company first deducted the “dividend” (described as accretion in the financial statements) attributable to each class of shares (step a above) prior to allocating the remaining earnings attributable to each class of shares (step b above).

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

The Company determined accretion of earnings to each class of shares based on the Share Category Entitlements in Article 6.1 of the Company’s Articles of Association. Specifically, the entitlement to Current Distributions of each class of shares is based upon the following:

6.1 Entitlement to Distributions

Subject to Article 6.2, on any distribution (the Current Distribution), the following provisions shall apply to the paying of such Current Distribution:

6.1.1 First, the payment of an amount up to and including the amount of Distributions (being all previous Distributions and the relevant portion of the Current Distribution paid in accordance with this Article 6.1) that results in the payment in full of the Aggregate Category A Subscription Price, Aggregate Category B Subscription Price and the Deemed Category C Subscription Price, which shall be allocated in the following proportions:

(i)	to the holders of Category A Shares, a percentage equal to: 100 x (Aggregate Category A Subscription Price / (Aggregate Category A Subscription Price + Aggregate Category B Subscription Price + Deemed Category C Subscription Price));

(ii)	to the holders of Category B Shares, a percentage equal to: 100 x (Aggregate Category B Subscription Price / (Aggregate Category A Subscription Price + Aggregate Category B Subscription Price + Deemed Category C Subscription Price));

(iii)	to the holders of Category C Shares, a percentage equal to: 100 x (Deemed Aggregate Category C Subscription Price / (Aggregate Category A Subscription Price + Aggregate Category B Subscription Price + Deemed Category C Subscription Price))

In determining the amount available for the Current Distribution the Company deducts from the cumulative profits reported at each balance sheet date the amount that is required to be set aside for legal reserves under Luxembourg law. Under Luxembourg law, the Company is required to maintain a legal reserve of 5% of cumulative net annual profits for as long as the amount of the legal reserve is less than 10% of the Company’s total share capital. The Current Distribution so determined is described as “accretion” in note 13 to the financial statements.

ASC 260-10-45-65 states, in part:

Undistributed earnings for a period shall be allocated to a participating security based on the contractual participation rights of the security to share in those current earnings as if all of the earnings for the period had been distributed.

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

The remaining unallocated profits, if any, are thus allocated based on the requirements of Article 6.1.2 of the Company’s Articles of Association, which states:

6.1.2 then, if any portion of the Current Distribution remains to be paid after 6.1.1 above (the Surplus), the Surplus shall be allocated amongst the holders of Shares in the following proportions:

(i)	to the holders of Category A Shares, a percentage of the Surplus equal to: 100 x (Base Percentage + Exit Percentage) x Dilution Factor; and

(ii)	to the holders of Category B Shares a percentage of the Surplus equal to: 100 x (1 – ((Base Percentage + Exit Percentage) x Dilution Factor)) x (Aggregate Category B Subscription Price / (Aggregate Category B Subscription Price + Deemed Category C Subscription Price)); and

(iii)	to the holders of Category C Shares a percentage of the Surplus equal to: 100 x (1 – ((Base Percentage + Exit Percentage) x Dilution Factor)) x (Deemed Category C Subscription Price / (Aggregate Category B Subscription Price + Deemed Category C Subscription Price))

The Company has revised note 13 to more clearly articulate the method of computation of EPS.

The EPS calculation for each class of shares for the year ended December 31, 2011 is as follows:

(amounts in US$’000)	Total	Class A	Class B	Class C
Current Distribution (“accretion”)	—	—	—	—
Surplus Distribution	(2,981)	—	(2,961)	(20)
Allocation of net income	(2,981)	—	(2,961)	(20)
Number of shares – Basic and diluted		12,498	5,973,034	50,766
EPS – Basic and diluted		(0.01)	(0.50)	(0.40)

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

The EPS calculation for each class of shares for the year ended December 31, 2012 is as follows:

(amounts in US$’000)	Total	Class A	Class B	Class C
Current Distribution (“accretion”)	29,454	559	28,766	129
Surplus Distribution	31,707	601	30,968	138
Allocation of net income	61,161	1,160	59,733	267
Number of shares – Basic		31,742	9,652,830	50,766
EPS – Basic		36.56	6.19	5.27
Number of shares – Diluted		96,218	9,652,830	50,766
EPS – Diluted		12.06	6.19	5.27

The EPS calculation for each class of shares for the year ended December 31, 2013 is as follows:

(amounts in US$’000)	Total	Class A	Class B	Class C
Current Distribution (“accretion”)	107,160	1,956	104,753	451
Surplus Distribution	5,640	104	5,512	24
Allocation of net income	112,800	2,060	110,265	475
Number of shares – Basic		50,985	11,383,171	50,766
EPS – Basic		40.40	9.69	9.36
Number of shares – Diluted		96,218	11,383,171	50,766
EPS – Diluted		21.42	9.69	9.36

EPS amounts are disclosed on page F-8 and all other amounts in bold are disclosed in note 13 to the annual financial statements included in Amendment No. 2.

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

The EPS calculation for each class of shares for the six months ended June 30, 2014 is as follows:

(amounts in US$’000)	Total	Class A	Class B	Class C
Current Distribution (“accretion”)	52,159	961	51,000	197
Surplus Distribution	8,191	151	8,019	21
Allocation of net income	60,350	1,112	59,020	218
Number of shares – Basic		76,975	11,400,234	42,778
EPS – Basic		14.45	5.18	5.10
Number of shares – Diluted		96,218	11,400,234	42,778
EPS – Diluted		11.56	5.18	5.10

EPS amounts are disclosed on page F-44 and all other amounts in bold are disclosed in note 15 to the interim financial statements included in Amendment No. 2.

8.	We have reviewed your response to prior comment 45 from our letter dated July 3, 2014. It is not clear why you have continued to present the pre-split number of Class A shares issued and outstanding as of December 31, 2012. Please provide us with the accounting literature you referenced to support your basis; otherwise, please retroactively reflect the 3 for 1 reverse stock split in your financial statements and corresponding disclosures throughout the filing. Refer to SAB Topic 4.C.

The Company has revised the disclosure on page F-7 in response to the Staff’s comment.

(15) Share-Based Compensation, page F-32

9.	We have reviewed your response to prior comment 50 from our letter dated July 3, 2014. We note that applying a P/B ratio of 1.1 to a book value of $1,200 yielded an equity value for the Company of $1,320. Please provide us with your detailed computations of how you allocated the $1,320 to the Class A, Class B and Class C shares and the resulting aggregate and per share values of such allocation. Please address the basis for any differences in the deemed per share fair values of the Class A, Class B and Class C shares.

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

The value of the Class A, Class B and Class C shares is made up of two basic components: intrinsic value and time value. The Company therefore performed a two-step calculation to calculate the value of each class of shares:

1.	The Company first calculated the “intrinsic value” of the shares by reference to the value of the Company at the valuation date (which was estimated using the P/B method at $1,320 million) and applied the distribution entitlements in the Company’s Articles of Association.

2.	The Company then calculated the “time value” of the shares to reflect the potential for future gain, taking into account possible changes in the value of the Company over the period to an Exit event, defined as a sale of the Company or an initial public offering (“IPO”).

In summary, the distribution entitlements in accordance with the Company’s Articles of Association are as follows:

•	Pro rata to the Class A shares, an amount equal to the aggregate subscription price (being $22,000);

•	Pro rata to the Class B shares, an amount equal to the aggregate subscription price (being $1,169,187,036); and

•	Pro rata to the Class C shares, an amount equal to the deemed aggregate subscription price (being $5,076,600).

Any surplus is then allocated as follows:

•	Pro rata to the Class A shares, an amount equal to 2% to 14% of any surplus proceeds (depending on the cumulative money multiple); and

•	The remainder to the Class B shares and Class C shares (in proportion to the aggregate subscription amounts paid for each class of shares).

Please refer to the Company’s response to Comment 7 for more detail on the distribution entitlements in the Company’s Articles of Association.

The Company then used an option pricing model to allocate the Company value among the classes of shares. As the distribution entitlements in the Company’s Articles of Association contain a “market condition” (i.e., the price of the shares is dependent on a specified increase in the value of the Company), a Monte Carlo option pricing model was used to calculate the value of the shares.

The Monte Carlo pricing model was used to simulate the forecast share price of the Company over the expected period to an Exit event. The result of each simulation was then used to calculate the forecast future payout to each class of shares by taking into account the forecast performance of the Company. The value of each class of shares was then discounted back to the valuation date at the risk-free rate. The simulation model calculated 50,000 simulations in order to build up an expected ‘average’ value of each class of shares.

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

As more fully discussed in the Company’s response to prior Comment 50, the other assumptions used in the Monte Carlo pricing model were:

• Expected term of award	2.4 years
• Expected dividends	Nil
• Risk-free rate of return	0.314%
• Share price volatility	29.84%

The resulting aggregate and per share values were as follows:

	Aggregate Value	Per Share Value
Class A shares	$17,658,525	$26.22
Class B shares	$1,305,829,496	$114.54
Class C shares	$5,669,900	$111.69

Total	$1,329,157,921

By applying the distribution entitlements in the Company’s Articles of Association, the per share fair value of the share classes differ considerably. For example, the Class B shares are entitled to $1,169,187,036 of any Company value before the Class A shares participate in any value in excess of $22,000 (as a class) and, therefore, the Class B shares are significantly more valuable as a class.

(23) Subsequent Events, page F-42

10.	We note the revised disclosures you provided in response to prior comment 54 from our letter dated July 3, 2014. Specifically, we note that the amount of return for each class will depend upon whether specified exit thresholds have been reached. The Class A share return will increase disproportionately as the Class B and Class C share returns increase above a specified threshold, and any unvested Class A shares and options over Class A shares will be deemed vested for purposes of determining the number of common shares of Avolon Holdings due to each holder of Class A shares. Given that your Class A shareholders include management and certain other employees, please address whether the fact that the Class A share return will increase disproportionately results in any accounting implications such as the recognition of compensation expense as a result of the share exchange.

Avolon Investments S.à r.l. Class A Shareholding

As disclosed in note 15 to the Company’s financial statements for the year ended December 31, 2013, the grant date fair value of the Class A shares awarded to management in 2010 was nil. Accordingly, no compensation cost has been recognized with respect to these awards. With respect to options over Class A shares awarded to

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

management and employees in 2013, these options only vest upon an Exit. As disclosed in note 15, there is unrecognized compensation expense of US$2.1 million representing the grant date fair value that will be recognized in respect of these options upon an Exit.

Upon an Exit event, all of the Class A shares and options over Class A shares awarded to management and employees will vest. The exchange ratio of common shares in the Company for each class of shares in the Company is determined based on the Company’s Articles of Association, which provide for a disproportionate return to the Class A shares once the returns to Class B and Class C shares exceed a specified threshold. The exchange ratio will be calculated based on the initial public offering price. As such, management and employees will receive fair value for the Class A shares that they hold and will receive vested options over common shares in the Company with an equivalent fair value in exchange for any unexercised vested options over Class A shares. As a result of these exchanges, there will be no incremental value transferred to management and employees in respect of the Class A shares, and thus no additional compensation expense will be recognized as a result of these exchanges.

Avolon Holdings Limited Founder shares

As disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company expects to take a one-time share-based compensation expense at the time of the Share Exchange in respect of the Avolon Holdings founder shares subscribed for by the management investment vehicles and the Trustee in connection with the formation of Avolon Holdings. The charge will be determined as the difference between the amounts initially subscribed and the initial public offering price.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8870.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Ed Riley

General Counsel

Avolon Holdings Limited

Weil, Gotshal & Manges LLP

Pamela Long

Securities and Exchange Commission

David Korvin, Staff Attorney

Securities and Exchange Commission

Richard D. Truesdell, Jr., Esq.

Davis Polk & Wardwell LLP